January 22, 2025

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

       Re: Sequans Communications S.A.
           Form 20-F for the Year Ended December 31, 2023
           Filed May 15, 2024
           File No. 001-35135
Dear Deborah Choate:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing